Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
June 4, 2018
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Stock-Linked Underlying Supplement dated February 26, 2018)



# HSBC USA Inc.

# $504,000
# Autocallable Contingent Income Barrier Notes

## Linked to the Common Stock of NVIDIA Corporation

► Monthly contingent coupon payments at a rate of approximately 0.79167% (equivalent to 9.50% per annum), payable if the closing price of the Reference Stock on every scheduled trading day during the applicable Coupon Observation Period is greater than or equal to 60.00% of the Initial Price

► Callable quarterly at the principal amount plus the applicable contingent coupon on or after December 4, 2018 if the closing price of the Reference Stock is at or above the Initial Price

► If the Notes are not called and a Trigger Event occurs, there is full exposure to declines in the Reference Stock, and you will lose all or a portion of your principal amount

► A Trigger Event occurs if the Official Closing Price of the Reference Stock is below the Barrier Price (which is 60.00% of the Initial Price) on any scheduled trading day during the Trigger Observation Period

► Approximate 15 month term if not called prior to maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is $964.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000.00 | $15.00 | $985.00 |
| Total | $504,000.00 | $7,560.00 | $496,440.00 |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.25% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |



# HSBC USA Inc.
# Autocallable Contingent Income Barrier Notes



This pricing supplement relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the common stock of NVIDIA Corporation. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Stock:** | The common stock of NVIDIA Corporation (Nasdaq symbol: NVDA) |
| **Trade Date:** | June 4, 2018 |
| **Pricing Date:** | June 4, 2018 |
| **Original Issue Date:** | June 7, 2018 |
| **Final Valuation Date:** | September 4, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement. |
| **Maturity Date:** | September 9, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Call Feature:** | If the Official Closing Price of the Reference Stock is at or above the Initial Price on any Call Observation Date beginning on December 4, 2018, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date. |

**Coupon Observation and Payment Dates:**

| Coupon Observation Dates | | Coupon Payment Dates | |
|---|---|---|---|
| July 3, 2018 | | July 9, 2018 | |
| August 2, 2018 | | August 7, 2018 | |
| September 4, 2018 | | September 7, 2018 | |
| October 3, 2018 | | October 9, 2018 | |
| November 2, 2018 | | November 7, 2018 | |
| December 4, 2018 | * | December 7, 2018 | ** |
| January 2, 2019 | | January 7, 2019 | |
| February 4, 2019 | | February 7, 2019 | |
| March 4, 2019 | * | March 7, 2019 | ** |
| April 3, 2019 | | April 8, 2019 | |
| May 2, 2019 | | May 7, 2019 | |
| June 4, 2019 | * | June 7, 2019 | ** |
| July 2, 2019 | | July 8, 2019 | |
| August 2, 2019 | | August 7, 2019 | |
| September 4, 2019 (the Final Valuation Date) | * | September 9, 2019 (the Maturity Date) | ** |

*These Coupon Observation Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

| | |
|---|---|
| **Call Observation Dates:** | The applicable Coupon Observation Dates on or after December 4, 2018, as indicated above. |
| **Call Payment Dates:** | The applicable Coupon Payment Dates on or after December 7, 2018, as indicated above. |

| | |
|---|---|
| **Contingent Coupon:** | ***If the Official Closing Price of the Reference Stock is greater than or equal to the Coupon Trigger on every scheduled trading date during the applicable Coupon Observation Period,*** you will receive the Contingent Coupon of approximately $7.9167 per $1,000 in Principal Amount on the applicable Coupon Payment Date. |
| | ***If the Official Closing Price of the Reference Stock is less than the Coupon Trigger on any scheduled trading date during the applicable Coupon Observation Period,*** the Contingent Coupon applicable to such Coupon Observation Period ending on the Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date. |
| | *You may not receive any Contingent Coupon Payments over the term of the Notes.* |
| **Contingent Coupon Rate:** | Approximately 0.79167% per month (equivalent to 9.50% per annum) |
| **Initial Price:** | $264.85, which was the Official Closing Price of the Reference Stock on the Pricing Date. |
| **Final Price:** | The Official Closing Price of the Reference Stock Final on the Valuation Date. |
| **Coupon Trigger and Barrier Price:** | $158.91, which is 60.00% of the Initial Price. |
| **Trigger Event** | A Trigger Event occurs if the Official Closing Price of the Reference Stock is below the Barrier Price on any scheduled trading day during the Trigger Observation Period. |
| **Coupon Observation Period** | For each monthly coupon, the period from but excluding the prior Coupon Observation Date (or in the case of the first Coupon Observation Period, the Trade Date) to and including the applicable Coupon Observation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement. |
| **Trigger Observation Period:** | The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement. |
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | Unless the Notes are automatically called, for each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows, plus the final coupon payment (if applicable): |
| | ■ **If a Trigger Event does not occur, 100% of the Principal Amount.** |
| | ■ **If a Trigger Event occurs and the Final Return is positive or zero, an amount equal to 100% of the Principal Amount.** |
| | ■ **If a Trigger Event occurs and the Final Return is negative, an amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return** |
| | If the Notes are not called prior to maturity, and a Trigger Event occurs during the Trigger Observation Period, you may lose up to 100% of the Principal Amount if the Final Price of the Reference Stock is less than the Barrier Price. Even with any Contingent Coupons, your return on the Notes will be negative in this case. |
| **Final Return:** | With respect to the Reference Stock, the quotient, expressed as a percentage, calculated as follows:<br><br>$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$ |
| **CUSIP/ISIN:** | 40435FG76/US40435FG766 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

## GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Stock, you should not construe that fact as a recommendation as to the merits of acquiring an investment in the Reference Stock or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

## PAYMENT ON THE NOTES

### Call Feature

If the Official Closing Price of the Reference Stock is at or above the Initial Price on any Call Observation Date beginning on December 4, 2018 the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

### Contingent Coupon

We will pay a monthly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Stock on every scheduled trading day during the applicable Coupon Observation Period is greater than or equal to the Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-14 in the accompanying prospectus supplement. The Contingent Coupon Rate will be 9.50% per annum (or approximately $7.9167 per $1,000 in Principal Amount per month, if payable).

### Coupon Observation Period

For each monthly coupon, the period from but excluding the prior Coupon Observation Date (or in the case of the first Coupon Observation Period, the Trade Date) to and including the applicable Coupon Observation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the final coupon payment (if applicable) plus the Final Settlement Value determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return of the Reference Stock is positive or zero, 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return is negative, 100% of the Principal Amount multiplied by the sum of one plus the Final Return, which will result in a Final Settlement Value less than the Principal Amount.

### Trigger Observation Period

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Official Closing Price of the Reference Stock will be at or above the Coupon Trigger during the term of the Notes, and the Final Price of the Reference Stock will be at or above the Barrier Price.

▶ You seek a monthly Contingent Coupon, based on the performance of the Reference Stock, that will be paid at the Contingent Coupon Rate of 9.50% per annum f the Official Closing Price of the Reference Stock is greater than or equal to the Coupon Trigger on every scheduled trading day during the applicable Coupon Observation Period.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is any Contingent Coupons payable on the Notes.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation the Reference Stock.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Reference Stock on a 1-to-1 basis if a Trigger Event occurs and the Final Return is negative.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold the Notes that will be automatically called on any Call Observation Date beginning on December 4, 2018 on which the Official Closing Price of the Reference Stock is at or above the Initial Price, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid on the Reference Stock.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Official Closing Price of the Reference Stock will be below the Coupon Trigger during the term of the Notes, including the Final Valuation Date, and the Final Price of the Reference Stock will be below the Barrier Price.

▶ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is any Contingent Coupons payable on the Notes.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Stock.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Stock on a 1-to-1 basis if a Trigger Event occurs the Final Return is negative.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold the Notes that will be automatically called on any Call Observation Date beginning on December 4, 2018 on which the Official Closing Price of the Reference Stock is at or above the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity..

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Reference Stock.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Stock. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee any return of principal and you may lose your entire initial investment.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called, a Trigger Event occurs, and the Final Price of the Reference Stock is less than the Initial Price. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will be exposed to the downside performance of the Reference Stock on a 1-to-1 basis. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons, your return on the Notes will be negative in this case.

**You may not receive any Contingent Coupons.**

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Stock on any scheduled trading day during the Coupon Observation Period is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Period. If, during each of the Coupon Observation Periods, the Official Closing Price of the Reference Stock is less than the Coupon Trigger on any scheduled trading day, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

**Your return on the Notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Stock.**

For each $1,000 in principal amount of the Notes, you will receive $1,000 at maturity (plus the final Contingent Coupon, if applicable), if the Final Price of the Reference Stock is equal to or greater than the Initial Price, or equal to or greater than the Barrier Price and no Trigger Event has occurred, regardless of any appreciation in the price of the Reference Stock, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the Notes.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payments to be made on the Notes, including any Contingent Coupon and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Stock and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock relative to the Initial Price. We cannot predict the Official Closing Price of the Reference Stock on any Coupon Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Reference Stock. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples are based on the following terms:

| | | |
|---|---|---|
| ▸ | Principal Amount: | $1,000 |
| ▸ | Hypothetical Initial Price | $100.00* |
| ▸ | Hypothetical Barrier Price: | $60.00, 60.00% of the Initial Price |
| ▸ | Hypothetical Coupon Trigger: | $60.00, 60.00% of the Initial Price |
| ▸ | Contingent Coupon Rate: | 9.50% per annum (approximately 0.79167% for each month in which it is payable) If the Official Closing Price of the Reference Stock on every scheduled trading day during *every* Coupon Observation Period is greater than or equal to the Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $118.75 per $1,000 Principal Amount of the Notes. |

\* The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price, Coupon Trigger and Barrier Price of the Reference Stock are set forth on PS-3 of this pricing supplement.

### Summary of the Examples

| | Trigger Event Does Not Occur[1] | | | | Trigger Event Occurs[2] | | | |
|---|---|---|---|---|---|---|---|---|
| Final Return | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on the Notes | Hypothetical Total Coupon Paid Over the Term of the Notes[4] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on Notes |
| 100.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 90.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 80.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 70.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 60.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 50.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 40.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 30.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 20.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 10.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| 0.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $1,000 | $1,110.83 | 11.083% |
| -10.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $900 | $1,010.83 | 1.083% |
| -20.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $800 | $910.83 | -8.916% |
| -30.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $700 | $810.83 | -18.916% |
| -40.00% | $118.75 | $1,000 | $1,118.75 | 11.875% | $110.83 | $600 | $710.83 | -28.916% |
| -45.00% | N/A | N/A | N/A | N/A | $110.83 | $550 | $660.83 | -33.916% |
| -50.00% | N/A | N/A | N/A | N/A | $110.83 | $500 | $610.83 | -38.916% |
| -60.00% | N/A | N/A | N/A | N/A | $110.83 | $400 | $510.83 | -48.916% |
| -70.00% | N/A | N/A | N/A | N/A | $110.83 | $300 | $410.83 | -58.916% |
| -80.00% | N/A | N/A | N/A | N/A | $110.83 | $200 | $310.83 | -68.916% |
| -90.00% | N/A | N/A | N/A | N/A | $110.83 | $100 | $210.83 | -78.916% |
| -100.00% | N/A | N/A | N/A | N/A | $110.83 | $0 | $110.83 | -88.916% |

[1] The Official Closing Price of the Reference Stock never falls below the Barrier Price on any trading day during the Trigger Observation Period.

[2] The Official Closing Price of the Reference Stock only falls below its Trigger Price on the Final Valuation Date.

[3] Assuming the Contingent Coupon Rate is 9.50%, the Notes have not been called and been held to maturity, and the Official Closing Price of the Reference Stock has not fallen below 60% of the Initial Price during the term of the Notes, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $118.75, with hypothetical coupon payments of $7.9167 made on each Coupon Payment Date.

[4] Assuming the Contingent Coupon Rate is 9.50% the Notes have not been called and been held to maturity, and the Reference Stock has fallen below 60% of the Initial Price during the final Coupon Observation Period only, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $110.83, with hypothetical coupon payments of $7.9167 made on all the prior Coupon Payment Dates.

**Example 1: The Notes are not automatically called and the Official Closing Price of the Reference Stock falls below the Trigger Price during the Trigger Observation Period, therefore a Trigger Event occurs. Additionally, the Final Return of the Reference Stock is less than zero.**

| Initial Price | Lowest Official Closing Price During the Trigger Observation Period | Final Price |
|---|---|---|
| 100 | $55.00 (55% of Initial Price) | $70.00 (70% of Initial Price) |

Since the Official Closing Price is below the Barrier Price during the Trigger Observation Period, a **Trigger Event occurs**. Therefore, the Final Return =

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

= ($70.00 – $100.00) / $100.00 = **-30.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

= $1,000 × (1 + -30.00%) = $**700.00**

Therefore, the total payment on the Notes is $700.00 in addition to any contingent coupons paid out over the term of the Notes.

**Example 2: The Notes are not automatically called and a Trigger Event occurs, but the Final Return of the Reference Stock is positive.**

| Initial Price | Lowest Official Closing Price During the Trigger Observation Period | Final Price |
|---|---|---|
| $100.00 | $55.00 (55.00% of Initial Price) | $105.00 (105.00% of Initial Price) |

Since the Official Closing Price of the Reference Stock during the Trigger Observation Period falls below the Barrier Price, a **Trigger Event occurs**. However, the Final Price is above the Initial Price.

Therefore, the Final Settlement Value equals **$1,000,** even though a Trigger Event occurred.

Therefore, the total payment on the Notes is $1,000.00 in addition to any contingent coupons paid out over the term of the Notes.

**Example 3: The Notes are not automatically called and a Trigger Event does not occur.**

| Initial Price | Lowest Official Closing Price During the Trigger Observation Period | Final Price |
|---|---|---|
| $100.00 | $85.00 (85.00% of Initial Price) | $90.00 (90.00% of Initial Price) |

Since the Official Closing Price of the Reference Stock was not below the Trigger Price during the Trigger Observation Period, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Since a Trigger Event does not occur, all of the contingent coupons are paid out over the term of the Notes, resulting in a total payment of $1,118.75 over the term of the Notes.

**Example 4: The Notes are automatically called on the first Call Observation Date.**

| Initial Price | Official Closing Price on the first Call Observation Date |
|---|---|
| $100.00 | $120.00 |

Since the Official Closing Price of the Reference Stock was at or above the Initial Price, the Notes were automatically called and you are no longer entitled to receive any Final Settlement Value. Assuming that the Official Closing Price of the Reference Stock did not fall below the Coupon Price during the corresponding Coupon Observation Period, you would receive your $1,000 Principal Amount of Notes plus the coupon payment of $7.917 owed to you on that corresponding Coupon Payment Date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,007.92 (in addition to any contingent coupons paid out on the previous five monthly Coupon Observation Periods prior to the first Call Observation Date). Once the Notes are automatically called, they will no longer remain outstanding and there will not be any further coupon payments on the Notes.

# INFORMATION RELATING TO THE REFERENCE STOCK

## Description of NVIDIA Corporation

NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The company's products provide interactive 3D graphics to the mainstream personal computer market. Information filed by the Underlying with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-23985 or its CIK Code: 0001045810.

### *Historical Performance*

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 2, 2008 through June 4, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Underlying from January 2, 2008 through June 4, 2018 based on information from the Bloomberg Professional® service. ***Historical prices and past performance of this Underlying is not indicative of its future performance.***



| QUARTER ENDING | QUARTER HIGH ($) | QUARTER LOW ($) | QUARTER CLOSE ($) |
|---|---|---|---|
| March 31, 2008 | 33.01 | 17.66 | 19.79 |
| June 30, 2008 | 24.85 | 17.91 | 18.72 |
| September 30, 2008 | 18.75 | 9.29 | 10.71 |
| December 31, 2008 | 10.41 | 5.90 | 8.02 |
| March 31, 2009 | 10.56 | 7.21 | 9.86 |
| June 30, 2009 | 12.30 | 8.40 | 11.29 |
| September 30, 2009 | 16.47 | 10.09 | 15.03 |
| December 31, 2009 | 18.67 | 11.96 | 18.67 |
| March 31, 2010 | 18.88 | 15.39 | 17.38 |
| June 30, 2010 | 18.01 | 10.21 | 10.21 |
| September 30, 2010 | 12.28 | 8.88 | 11.68 |
| December 31, 2010 | 15.11 | 10.70 | 14.99 |
| March 31, 2011 | 25.69 | 15.77 | 18.46 |
| June 30, 2011 | 20.50 | 15.41 | 15.94 |
| September 30, 2011 | 16.15 | 11.73 | 12.50 |
| December 31, 2011 | 15.82 | 11.81 | 13.86 |
| March 31, 2012 | 16.45 | 13.52 | 15.39 |
| June 30, 2012 | 15.33 | 11.73 | 13.82 |
| September 30, 2012 | 14.81 | 12.37 | 13.34 |
| December 31, 2012 | 13.62 | 11.38 | 12.29 |
| March 30, 2013 | 13.16 | 11.98 | 12.82 |
| June 30, 2013 | 14.92 | 12.13 | 14.03 |
| September 30, 2013 | 16.00 | 14.09 | 15.56 |
| December 31, 2013 | 16.22 | 14.54 | 16.02 |
| March 31, 2014 | 18.88 | 15.36 | 17.91 |
| June 30, 2014 | 19.61 | 17.98 | 18.54 |
| September 30, 2014 | 20.03 | 17.46 | 18.45 |
| December 31, 2014 | 21.14 | 16.79 | 20.05 |
| March 31, 2015 | 23.47 | 19.14 | 20.93 |
| June 30, 2015 | 22.76 | 20.11 | 20.11 |
| September 30, 2015 | 24.65 | 19.31 | 24.65 |
| December 31, 2015 | 33.75 | 24.17 | 32.96 |
| March 31, 2016 | 35.76 | 25.22 | 35.63 |
| June 30, 2016 | 48.49 | 34.76 | 47.01 |
| September 30, 2016 | 68.52 | 46.66 | 68.52 |
| December 31, 2016 | 117.32 | 65.35 | 106.74 |
| March 31, 2017 | 119.13 | 97.67 | 108.93 |
| June 30, 2017 | 159.94 | 95.49 | 144.56 |
| September 30, 2017 | 187.55 | 139.33 | 178.77 |
| December 31, 2017 | 216.96 | 179.00 | 193.50 |
| March 30, 2018 | 250.48 | 199.35 | 231.59 |
| June 4, 2018.* | 264.85 | 214.25 | 264.85 |

\* This document includes, for the second calendar quarter of 2018, data for the period from April 1, 2018 through June 4, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2018.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Coupon Observation Date and the Final Valuation Date. If a market disruption event exists with respect to the Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to the Reference Stock on the scheduled trading day preceding the date of acceleration, the determination of the Final Price will be made on such date, irrespective of the existence of a market disruption event with respect to the Reference Stock occurring on such a date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.25% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Stock. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Stock. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement. We will not attempt to ascertain whether the issuer of the Reference Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the Reference Stock, and consult your tax advisor regarding the possible consequences to you if the issuer of the Reference Stock is or becomes a PFIC or a USRPHC.

*U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

*Non-U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

**For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.**

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

## TABLE OF CONTENTS

### Pricing Supplement



### Stock-Linked Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $504,000 Autocallable Contingent Income Barrier Notes Linked to the Common Stock of NVIDIA Corporation

**June 4, 2018**

**Pricing Supplement**